Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 3,	May 5,
	2008	2007
Earnings
Income before income taxes	$625,315	$595,871
Fixed charges	121,098	114,238
Less: Capitalized interest	(2,225)	(961)

Adjusted earnings	$744,188	$709,148

Fixed charges
Gross interest expense	$85,305	$82,662
Amortization of debt expense	1,223	1,204
Interest portion of rent expense	34,074	30,366

Total fixed charges	$120,602	$114,232

Ratio of earnings to fixed charges	6.2	6.2

	Fiscal Year Ended August
	2007	2006	2005	2004	2003
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings
Income before income taxes	$936,150	$902,036	$873,221	$905,902	$833,007
Fixed charges	170,852	156,976	144,930	130,278	121,129
Less: Capitalized interest	(1,376)	(1,985)	(1,079)	(813)	(791)

Adjusted earnings	$1,105,626	$1,057,027	$1,017,072	$1,035,367	$953,345

Fixed charges
Gross interest expense	$121,592	$110,568	$102,341	$89,600	$79,301
Amortization of debt expense	1,719	1,559	2,343	4,230	7,334
Interest portion of rent expense	47,541	44,849	40,246	36,448	34,494

Total fixed charges	$170,852	$156,976	$144,930	$130,278	$121,129

Ratio of earnings to fixed charges	6.5	6.7	7.0	7.9	7.9